1550 Wynkoop Street, 3rd Fl Denver, Colorado 80202 (303) 893-0012 Office (303) 893-6993 Fax summit-materials.com

VIA COURIER AND EDGAR

July 14, 2017

Re:	Summit Materials, Inc.
Summit Materials, LLC
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
Form 8-K Filed February 22, 2017
File No. 1-36873
File No. 333-187556

Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. O’Brien:

Summit Materials, Inc. (“Summit Inc.”) and Summit Materials, LLC (“Summit LLC,” and together with Summit Inc., the “Companies,” “we” and “our”) are submitting the following responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 5, 2017, regarding the combined Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”) filed by the Companies on February 28, 2017 and the Form 8-K (the “Form 8-K”) filed by Summit Inc. on February 22, 2017.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers refer to the page numbers of the EDGAR-filed 2016 Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Results of Operations, page 56

1.              As gross profit is a common measure presented on the face of income statements and non-GAAP measures are not permitted to be presented on the face of financial statements per Item 10(e)(1)(ii)(c) of Regulation S-K, please discontinue your reference to gross profit and gross margin as non-GAAP measures. Please refer to gross margin as defined in the Master Glossary of the FASB Codification. To the extent that your presentation of gross profit does not conform to the standard calculation of revenues less cost of sales, please revise the titles of your measures in accordance with Item 10(e)(1)(ii)(e) of Regulation S-K.

The Master Glossary of FASB Codification defines gross margin as “the excess of sales over cost of goods sold. Gross margin does not consider all operating expenses.” In our 2016 Form

10-K, we defined gross profit as “operating income before general and administrative expenses, depreciation, depletion, amortization and accretion and transaction costs.” In future filings beginning with our second quarter 2017 Form 10-Q (the “Q2 2017 10-Q”), we will revise our disclosure to refer to Adjusted Cash Gross Profit. Further, in future filings, we will revise the non-GAAP reconciliation of Operating Income to Adjusted Cash Gross Margin. Our revised non-GAAP reconciliation table will be reflected substantially as follows ($ in thousands):

	2016	2015	2014
Operating Income	$154,034	$134,641	$69,959
General and administrative expenses	243,862	177,769	150,732
Depreciation, depletion, amortization and accretion	149,300	119,723	87,826
Transaction costs	6,797	9,519	8,554
Adjusted Cash Gross Profit	$553,993	$441,652	$317,071
Adjusted Cash Gross Margin	37.2%	34.2%	29.6%

Liquidity and Capital Resources, page 70

2.              Please update your disclosures for the Tax Receivable Agreement section to indicate that 63.8 million LP Units were exchanged for Class A common stock or acquired for cash. Please also disclose the value of deferred tax assets recognized as a result of these transactions and the tax receivable payment obligations resulting from these deferred tax assets as well as the deferred tax assets previously recognized and covered by this agreement. Please disclose any cash payments that have been made or will be made within the next 12 months.

In response to the Staff’s comment, we note that other than the 18,765,000 LP Units acquired for $462.8 million in cash in August 2015 in a “synthetic secondary” transaction, whenever LP Unit holders have exchanged their LP Units for shares of our Class A common stock, we did not receive cash in connection with such transactions.

As of December 31, 2016, only 5.1% or 5.2 million LP Units remained outstanding in the hands of pre-IPO investors and with the remaining 94.9% held by Summit Inc. During fiscal 2016, 44.6% or 45.1 million LP Units were exchanged. As a result of those exchanges, we recognized incremental deferred tax assets of $289.7 million.

Cash payments under our Tax Receivable Agreement (the “TRA”) are required to be paid to former LP Unit holders within four months after the respective federal and state income tax returns are filed with the applicable regulatory body in which the benefits are realized. We expect the first benefits subject to the TRA to be realized when our 2017 income tax returns are filed in the fourth quarter of 2018, with the corresponding cash payments to occur in January 2019. We will add future cash payments expected to be made under the TRA to the Liquidity and Capital Resources section of the MD&A included in future filings where those payments are expected within 12 months.

In future 10-K filings, in the Liquidity and Capital Resources discussion, we will add substantially the following disclosure to the TRA section:

“During 2016, 45.1 million LP Units were exchanged for Class A common stock in non-cash transactions. As a result of those exchanges, we recognized incremental deferred tax assets of $289.7 million prior to consideration of any related valuation allowance. Until such time as we are able to realize the benefit of these incremental deferred tax assets, we have not recorded any tax receivable agreement liabilities from these exchanges. We currently anticipate that approximately $14 million of tax receivable agreement payments will be made in early 2019. We expect to file our 2017 income tax returns in the fourth quarter of 2018, which is when we first anticipate realizing some of the income tax benefits from exchanges of LP Units into Class A common stock. As such, the filing of those returns will then trigger the payment in early 2019, or within four months of filing the returns.”

During the first six months of fiscal 2017, an additional 1.0 million LP Units have been exchanged for Class A common stock, leaving 4.1 million LP Units held by pre-IPO investors outstanding as of July 1, 2017. The final amount of deferred tax assets created as a result of any given exchange is determined by reference to the publicly traded value of our Class A common stock on the date of exchange. However, if all remaining 4.1 million LP Units outstanding as of July 1, 2017 were exchanged at $29.30 per share, the closing stock price on July 5, 2017, the gross value of the exchange would be approximately $121 million. The deferred tax assets created as a result of that hypothetical exchange would likely be approximately $42 million. However, as we do not currently anticipate all of the future exchanges would occur in any given single quarterly period, we do not expect the fair value of those future exchanges would be material to our financial position taken as a whole in any given period. Further, we also believe the incremental deferred tax assets recognized as a result of future exchanges will also not be material to our consolidated deferred tax assets. As such, we anticipate disclosure of the incremental deferred tax assets created by virtue of LP Unit exchanges annually in connection with our Form 10-K filings.

Contractual Obligations, page 76

3.              Please include the tax receivable agreement liability in the table in accordance with Item 303(a)(5) of Regulation S-K.

In response to the Staff’s comment, we will include an updated contractual obligations table in our Q2 2017 Form 10-Q that includes the TRA liability and we will continue to incorporate the TRA liability in the contractual obligations table in future Form 10-K filings to the extent applicable. As noted above, we expect the first cash payment of approximately $14 million to be made in the first quarter of 2019, with the remaining $473 million estimated to be paid beyond 2021. We will add a footnote to the contractual obligations table indicating the $473 million is an estimate, and only payable in the event we are able to use our deferred tax assets, which are currently partially subject to a valuation allowance. As we update future income tax provision calculations, we will update the contractual obligations disclosure to reflect updated amounts and timing of those payments.

Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Stockholders’ Equity, page 89

4.              Please revise your line item for the issuance of Class A shares during fiscal year 2015 to reflect the net proceeds of $975.8 million to be consistent with your consolidated statements of cash flows. Please also revise your disclosures on page 90 for the initial and secondary public offerings to be consistent with the cash received and cash capital issuance costs reflected in the consolidated statements of cash flows.

In response to the comment, in future filings where the 2015 Consolidated Statements of Change in Redeemable Controllable Interest and Stockholders Equity is presented, we will revise the disclosure for the Issuance of Class A shares to be consistent with the presentation in the consolidated statement of cash flows.

5.              Please revise your line items for the purchase of redeemable noncontrolling interest and noncontrolling interest during fiscal year 2015 from the net proceeds of the secondary offering to reflect the $497.8 million payment ($35 million for redeemable noncontrolling interest and $462.8 million for the 18,675,000 LP Units acquired from certain pre-IPO owners). Please refer to ASC 810-10-45-23, ASC 810-10-50-1A(c), and comment 2 in our letter dated July 31, 2015, and your response letter dated August 3, 2015.

In our 2016 Form 10-K, we revised our presentation of similar transactions, but did not revise our 2015 disclosures. In our 2017 Form 10-K filing where the 2015 amounts are disclosed, we will revise our disclosure in the Consolidated Statements of Change in Redeemable Controllable Interest and Stockholders Equity for the transactions that occurred in 2015 such that they are presented in a manner consistent with the 2016 disclosures.

(1) Summary of Organization and Significant Accounting Policies, page 90

Principles of Consolidation, page 91

6.              Please provide the schedule required by ASC 810-10-50-1A(d) for the effect of changes in your ownership interest in consolidated subsidiaries due to transactions with noncontrolling interest holders.

ASC 810-10-50-1A(d) states “In notes to the consolidated financial statements, a separate schedule that shows the effects of any changes in a parent’s ownership interest in a subsidiary on the equity attributable to the parent.” As such, beginning with our Q2 2017 Form 10-Q, we will include a roll forward of the changes in the Summit Inc.’s ownership of Summit Materials Holdings L.P. (“Summit Holdings”). Substantially the following disclosure will be included in footnote 1, Summary of Organization and Significant Accounting Policies, in the Principles of Consolidation paragraph:

	Summit Inc. shares	LP Units	Total	Summit Inc. Ownership Percentage
January 3, 2016	49,745,944	50,275,825	100,021,769	49.7%
Exchanges during period	45,124,528	(45,124,528)	—
Stock dividend	1,135,692	—	1,135,692
Other equity transactions	27,058	—	27,058
December 31, 2016	96,033,222	5,151,297	101,184,519	94.9%
January 2017 public offering	10,000,000	—	10,000,000
Exchanges during period	1,014,159	(1,014,159)	—
Other equity transactions	444,598	—	444,598
July 1, 2017	107,491,979	4,137,138	111,629,117	96.3%

Income Taxes, page 94

7.              With reference to the material terms of the tax receivable agreement, please tell us and disclose your accounting policy for this agreement. Clarify how you determined the $59.2 million liability recognized in fiscal year 2016 and why you did not recognize a liability for the gross deferred tax assets covered by the tax receivable agreement. Please also explain why $14.9 million was recognized as an expense. Ensure you refer to the authoritative literature that supports your accounting.

Although amounts payable under the TRA are calculated under current income tax laws, the accounting for the TRA liability falls under the provisions of ASC 450 Contingencies. As such, once we determine that an event has occurred at a period end balance sheet date which may trigger an obligation under the TRA, we will then perform an analysis to determine if the payment is probable, remote or possible, and whether the amount of the obligation can be estimated. Under the TRA, the triggering events will be related to the exchanges of LP units into Class A common stock, which creates the increased tax depreciation and amortization that would not otherwise be available to us. As we prepare our quarterly income tax provision calculations, and ultimately our federal and state income tax returns, the benefits that we are able to realize may become probable and will be estimated. At such times, those amounts will be accrued on our consolidated financial statements.

In response to the Staff’s comment that we disclose our accounting policy for the TRA, in future filings beginning with the Q2 2017 10-Q, we will add substantially the following disclosure in footnote 1 — Significant Accounting Policies:

“Tax Receivable Agreement — When the Company purchases LP Units or those LP Units are exchanged for Class A common stock, this results in increases in the Company’s share of the tax basis of the tangible and intangible assets, which increases the tax depreciation and amortization deductions that otherwise would not have been available to us. These increases in tax basis and tax depreciation and amortization deductions are expected to reduce the amount of cash taxes that we would otherwise be required to pay in the future. We also entered into a tax receivable agreement (“TRA”) with the pre-IPO owners that requires us to pay them 85% of the amount of cash savings, if any, in U.S. federal, state, and local income tax that we actually realize (or, under certain circumstances, we are deemed to realize) as a result of the increases in tax basis in connection with exchanges by the pre-IPO owners described above and certain other tax benefits attributable to payments under the TRA.

The measurement of the TRA will be accounted for as a contingent liability. Therefore, once we determine that a payment to the pre-IPO owners has become probable and can be estimated, the estimate of payment will be accrued.”

Changes in the deferred tax assets that are the result of the exchanges of LP Units for Class A common stock are recorded as a component of equity. However, changes in the deferred tax assets subject to the activity that occurs subsequent to the date of exchanges are recorded as a current operating expense. These changes in deferred tax assets include, but are not limited to, depreciation and depletion deductions of the deferred tax assets. See response to comment 12 for more information on how we determined the $59.2 million liability. Without consideration of the current year exchanges, management estimates that $14.9 million of the changes in the deferred tax assets was due to depreciation, amortization and depletion deductions occurring subsequent to the date of the related exchanges of LP Units into Class A common stock. Accordingly, these subsequent changes in the liability are considered a remeasurement of the TRA liability and are recorded as a current operating expense.

(10) Income Taxes, page 104

8.              Please address the following regarding your effective tax rate reconciliation:

•                  Tell us why you did not include the impact of LP Unit ownership change that occurred during fiscal year 2015, including the amount that should have been included, if any.

•                  Tell us why there is no amount for the change in valuation allowance for fiscal year 2015, even though the total valuation allowance increased by $261.3 million.

•                  Confirm that you will include all of the change in valuation allowance in the valuation allowance line item, as stated in your letter dated May 23, 2016, in response to comment 15.

At the date of our initial public offering, the LP Unit exchange that created the initial deferred tax assets was directly related to a change in equity (and the corresponding valuation allowance change); therefore, the amounts were not recorded as an effective tax rate reconciling item. As such, we did not consider inclusion of the amounts relating to that initial transaction, and the related valuation allowance against those deferred tax assets, to be reconciling items in the effective income tax reconciliation.

We confirm that the 2016 presentation of the effective tax rate reconciliation to include the change in valuation allowance in the valuation allowance line item, as stated in management’s letter dated May 23, 2016 in response to the Staff’s letter dated May 16, 2016. Management did not update the 2015 disclosure amounts and applied this change on a prospective basis. For future filings, however, we will update this presentation to reflect the changes on a retrospective basis, making the disclosures comparable for all periods presented. Management notes that not all changes in valuation allowance are included in the effective tax rate reconciliation, such as items related to acquisition accounting as well as certain equity transactions, are excluded from the effective rate reconciliation. We expect that in future filings the disclosure for 2016 and 2015 will be substantially as follows (in thousands):

	2016	2015
Income tax expense (benefit) at federal statutory tax rate	$14,290	$(6,718)
Less: Income tax benefit at federal statutory tax rate for LLC entities	(10,608)	(22,649)
State and local income taxes	2,490	(2,389)
Permanent differences	(5,902)	2,147
Effective tax rate change	(1,432)	10
Valuation allowance	291,151	11,902
TRA expense	5,228	—
Impact of LP Unit ownership change	(304,599)	—
Other	4,083	(566)
Income tax benefit	$(5,299)	$(18,263)

9.              Please address the appropriateness of combining the imputed interest deduction and the net intangible assets as of December 31, 2016. In this regard, we note you separately presented these assets in prior filings.

In the interest of clarifying our disclosures around the TRA, we believe that separate disclosure of the imputed interest deduction and the net intangible assets would be appropriate. As such, in response to the Staff’s comment, in future filings where the components of the net deferred tax assets and liabilities are presented, those line items will be separately disclosed for all periods presented.

In our 2017 Form 10-K, the 2016 balances in our table summarizing the components of the net deferred income tax asset (liability) as of December 31, 2016 will be substantially as follows (in thousands):

Net intangible assets	$549,442
Imputed interest deduction under TRA	42,022
Accelerated depreciation	(184,794)
Net operating loss	71,379
Investment in limited partnership	(13,633)
Mining reclamation reserve	1,220
Working capital (accrued compensation, prepaid assets, etc.)	41,529
Net deferred tax assets	507,165
Less valuation allowance	(502,839)
Net deferred tax asset	$4,326

10.       Please expand your disclosures to provide a comprehensive analysis of the specific positive and negative evidence management evaluated for each of the deferred tax assets that are considered not more likely than not to be realized in arriving at the conclusion that a valuation allowance of $502.8 million on $705.6 million of deferred tax assets was appropriate. Your disclosures should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified, including your consideration of your deferred tax liabilities. For any tax-planning strategies, please ensure your disclosures provide a detailed explanation of the nature and any uncertainties, risk and assumptions for those strategies. Finally, please disclose the amount of future taxable income you are required to generate to realize your deferred tax assets. Please refer to ASC 740-10-30- 16 through 30-25, ASC 740-10-55-39 through 55-48, and ASC 740-10-55-120 through 55-123 for guidance. To the extent that you decide to include your assessment of the realizability of your deferred tax assets as a critical accounting estimate, please include in MD&A in accordance with Section 501.14 of the Financial Reporting Codification.

With respect to the Staff’s comment that we expand our disclosures regarding our assessment of the need for a valuation allowance, we respectfully note that in assessing the need for a valuation allowance, management considered whether it was probable there would be sufficient future taxable income, including of the reversal of its existing temporary differences and carryforwards, and any potential tax planning strategies, to allow Summit Inc. to fully utilize its deferred tax assets as of December 31, 2016. In future filings, if any tax planning strategies are determined appropriate, we will add the additional disclosure contemplated by ASC 740. Management will continue to assess each quarter whether Summit Inc. has sufficient positive evidence to release valuation allowance. This positive evidence will include our generation of cumulative book income for at least twelve consecutive quarters, and the scheduling out of the reversal of deferred tax assets and liabilities. Beginning with the Q2 2017 Form 10-Q, we will include language substantially consistent with the following disclosure in our income tax footnote, as well as in MD&A where applicable:

“In assessing the realizability of deferred tax assets, including net operating loss carryforwards, as well as any deferred tax assets generated under the tax receivable agreement, we considered the realization of our deferred tax assets as dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible, including the effect of available carryback and carryforward periods, and tax planning strategies. Management believes that Summit Inc.’s deferred income tax asset related to its proportionate share of Summit Holdings’ net operating losses will not be fully realized before they expire in 2036 due to the reversal of the deferred tax assets. This negative evidence was the primary basis for establishing a valuation allowance against the net deferred tax assets as of December 31, 2016 and January 2, 2016. The amount of the deferred tax asset considered realizable may be adjusted if estimates of future taxable income change during the carryforward period. Future use of net operating loss carryforwards in future periods by generating taxable income in those periods will be considered positive evidence, and will lead to reductions in the valuation allowance against those net deferred tax assets, particularly when multiple years of taxable income are realized.”

The timing of future LP Unit exchanges, as well as the price of our Class A common stock on the date of the exchange, are key variables in the determination of our deferred tax assets in relation to the TRA. As both of those factors are outside our control, management believes that disclosing the amount of future taxable income necessary to utilize its existing deferred tax assets would not be meaningful disclosure. Management also respectfully notes that it believes such disclosure in our filings could be misleading to a user of the financial statements as future taxable income does not include the impact of permanent differences and does not account for originating temporary differences that may create new deferred tax assets that have effectively replaced the existing ones.

11.       Please tell us what consideration you gave to your existing deferred tax liabilities when assessing the realizability of your net intangible assets deferred tax assets. In this regard, please address whether the $184.8 million accelerated depreciation deferred tax liability is similar in characteristic to the net intangible assets deferred tax assets and if so, explain why there appears to be a valuation allowance related to the net intangible assets deferred tax assets.

With respect to the Staff’s comment that we discuss what consideration we gave to our existing deferred tax liabilities associated with accelerated depreciation, we respectfully note that in assessing our deferred tax liabilities, management considered the timing of the reversal of the underlying taxable temporary differences as compared to the reversal of underlying deductible temporary differences associated with our net intangible assets. Because the reversal of our taxable temporary differences was treated as a source of taxable income in assessing the need for a valuation allowance against our deferred tax assets, management analyzed whether the taxable temporary differences would reverse within the same periods as reversal of its existing deductible temporary differences. Management has determined that based on expected scheduling an equivalent amount of existing deductible temporary differences will reverse within the same period as the reversal of the total amount of the existing taxable temporary differences related to fixed assets.

12.       We note your disclosure that the LP Unit transactions during fiscal years 2015 and 2016 resulted in deferred tax assets of approximately $769.7 million. Please address each of the following:

•                  Please reconcile this amount with the summary of your deferred tax assets and liabilities which reflects $705.6 gross deferred tax assets as of December 31, 2016. Separately identify the deferred tax assets recognized prior to the LP Unit transactions from those related to the tax receivable agreement.

•                  Please explain why you only have a $502.8 million valuation allowance as of December 31, 2016 in light of your statement that $69.7 million deferred tax assets related to the tax receivable agreement do not have a valuation allowance. Specifically, this statement implies that you have $700 million of deferred tax assets requiring a valuation allowance as of December 31, 2016.

•                  Please reconcile this amount with your statement on page 76 that the aggregate amount that would be paid under the tax receivable agreement would be $473 million.

In response to the Staff’s comment about reconciling the deferred tax asset amount of $769.7 million to the $705.6 million of gross deferred tax assets, we note that the $769.7 million disclosed should have been reported as a deferred tax asset of $624.4 million. We will report the correct amount of deferred tax assets resulting from unit exchanges in 2015, 2016 and 2017 in our 2017 Form 10-K. Below we have reconciled the $624.4 million with the $549.4 million deferred tax asset related to intangibles reflected above as follows ($ in thousands):

Net intangible assets	$582,343
Imputed interest under the TRA	42,022
Total deferred tax assets from unit exchanges	624,365
Less amortization taken on intangibles	(42,492)
Less imputed interest under the TRA	(42,022)
Net intangible deferred tax assets	539,851
Other intangibles not subject to TRA	9,591
Total intangible deferred tax assets	$549,442

The $624.4 million amount reconciles to the $549.4 million deferred tax related to intangibles in our tax footnote disclosed above as the $624.4 million includes the $42 million deferred tax asset related to imputed interest resulting from LP Unit exchanges.  In addition, the $549.4 million deferred tax asset reflects tax amortization taken in 2015 and 2016, reducing the deferred tax asset by approximately $42.5 million.  Finally, the $549.4 million deferred tax asset includes other intangibles not subject to the TRA of approximately $9.6 million.

In response to the Staff’s comment in the second bullet point of this comment 12 with respect to our $502.8 million valuation allowance and the $69.7 million of deferred tax assets related to the TRA that do not have a valuation allowance, as previously noted above in the response to comment 7, we consider the impact of each LP Unit exchange into shares of Class A common stock on our TRA exposure. Each exchange generates an increase in deferred tax assets, but also a corresponding increase in deferred tax liabilities related to accelerated depreciation. We note our valuation allowance analysis was determined considering gross deferred tax assets subject to the TRA as well gross tax assets and liabilities outside of the TRA. The $700 million of generated gross deferred tax assets does not consider the reversal of existing gross deferred tax liabilities and certain entities that are not subject to the TRA, but nonetheless are included in the consolidated analysis. As the reversal of those deferred tax liabilities will generate taxable income in future years, our analysis reduces the gross deferred tax assets by the reversal of the gross deferred tax liabilities as they are expected to be realized in the future years. Under our TRA, we are required to pay to pre-IPO owners 85% of the benefit of those gross deferred tax assets when utilized to reduce Summit Inc.’s liability. We have determined Summit Inc. will utilize approximately $69.7 million of the deferred tax asset, and as a result, we reduced the valuation allowance accordingly and recorded a corresponding TRA liability calculated as follows ($ in thousands):

Realizable deferred tax asset related to TRA	$69,718
TRA contractual percentage	85%

Future payable to pre-IPO owners	$59,260

In response to the Staff’s comment about reconciling the $769.7 million of deferred tax assets to the aggregate amount of $473 million that would be paid to pre-IPO owners in the event we terminated the TRA agreement, please note that given our response to the first bullet point in this comment 12, we have reconciled the $473 million early termination buyout amount with the $549.4 million net intangibles deferred tax asset as follows ($ in thousands):

Total deferred tax asset	$549,442
Amortization taken on intangibles	42,492
Imputed interest under TRA	42,022
Less intangibles not subject to TRA	(9,591)
Deferred tax asset from unit exchanges	624,365
Other differences	22,075
Net amount	646,440
TRA contractual percentage	85%
TRA payment due	549,474
Less: Contractual discount	(115,698)
Total amount of TRA contractual buyout	433,776
Hypothetical December 31, 2016 exchange of remaining units	39,274

Estimated TRA early termination buyout amount	$473,050

The terms of our TRA defines the process by which the early termination amount would be calculated. Using the assumption that we would terminate the TRA early, our estimate of that payment begins with the net intangibles deferred tax assets of $549.4 million. We have increased that amount by the amortization taken on the deferred tax assets subject to the TRA as there was no tax benefit and thus, no reduction in our TRA liability, related to the amortization taken in 2015 and 2016. In addition, we have increased the $549.4 million amount by the deferred tax asset related to imputed interest as we are contractually required to make TRA payments on the tax benefit of the imputed interest. Finally, we have reduced the $549.4 million amount to account for the $9.6 million deferred tax asset related to other intangibles not subject to the TRA.

In measuring the estimated TRA early termination buyout amount, we also included a difference of approximately $22 million resulting from the interaction of detailed TRA liability calculation and payment compared to the calculation of the deferred tax asset attributable to the LP Unit exchanges. The amount has been reduced based on the contractual TRA provision requiring payment of 85% of the tax benefit attributable to the step-up from LP Unit exchanges and the imputed interest deductions. Finally, it assumes a hypothetical December 31, 2016 exchange of all remaining LP Units for which no deferred tax asset has been recorded for the tax step-up that would result upon the hypothetical exchange. It is intended to represent management’s best estimate of the cash required to terminate the TRA as of December 31, 2016. The TRA requires that we use a discount rate equal to LIBOR plus 100 basis points to discount the net amount of those adjustments, or $646.4 million, which results in the contractual discount of $115.7 million noted in the table above. Because this amount reflects a discount, the estimated contractual TRA settlement amount will always be less than the amount of the underlying deferred tax asset.

13.       Please expand your disclosures for the tax receivable agreement to include the carrying values of the net operating losses and other tax benefits covered by the agreement at the effective date of the agreement as well as their carrying values as of the most recent balance sheet date. Please disclose any valuation allowances related to these assets.

In our 2016 Form 10-K, we disclosed the amount of net operating loss carryforwards as of the balance sheet date, as well as that we had established a partial valuation allowance against our deferred tax assets. However, our disclosure did not delineate the amount of deferred tax assets or valuation allowance that relate to our TRA. In response to the Staff’s comment, as of December 31, 2016, we have reconciled the amount of the gross deferred tax asset at December 31, 2016, to the amount of the gross deferred tax asset subject to the TRA as follows ($ in thousands):

Total gross deferred tax asset	$705,592
Less net operating losses not subject to TRA	(31,066)
Less working capital and other deferred tax assets	(42,749)
Less net intangible deferred tax assets not subject to TRA	(9,591)
Total gross deferred tax assets subject to TRA	622,186
Less deferred tax liabilities	(127,434)
Less allocable valuation allowance	(442,609)
Net deferred tax assets subject to TRA	$52,143

It should be noted that at the date the TRA was executed, we did not have any net operating losses that were subject to the TRA. The $502.8 million total valuation allowance was allocated to the deferred tax assets subject to the TRA based on the percentage of the amount of gross deferred tax asset subject to the TRA to the total gross deferred tax assets. This results in a net deferred tax asset subject to the TRA of approximately $52.1 million. As we noted in the 2016 Form 10-K, realization of approximately $69.7 million of the deferred tax benefit was deemed probable and a valuation allowance was released in 2016. Beginning with our 2017 Form 10-K, we will expand our disclosure to note the amount of net operating losses and other deferred tax assets that are covered by the TRA, as well as the amount of the valuation allowance against those net operating losses.

14.       Please revise your disclosure on page 106 to clarify that the 18,675,000 LP Units were acquired by Summit Inc. for $462.8 million rather than exchanged for Summit Inc.’s Class A common stock.

Consistent with our responses to comments numbers 2 and 5 above, in future filings, we will clarify our disclosure that the 18,675,000 LP Units were acquired by Summit Inc. for $462.8 million in cash, rather than exchanged for Class A common stock of Summit Inc. on a cash free basis.

Exhibit 99.1

15.       Please address the comments for Summit Inc.’s consolidated statements in Summit Materials LLC consolidated financial statements to the extent applicable.

We acknowledge the Staff’s comment and agree we will make the corresponding revisions to the similar disclosures in Summit Materials LLC consolidated financial statements to the extent applicable.

Form 8-K Filed February 22, 2017

16.       We note you present adjusted EBITDA, adjusted net income, and adjusted earnings per share in your financial performance sections without presenting the most comparable GAAP amounts. Please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 to present the GAAP measures with equal or greater prominence.

In response to the Staff’s comment, we will revise disclosures in our future filings beginning with our upcoming earnings release for our 2017 second quarter, to ensure that any non-GAAP measures do not have equal or greater prominence to the most comparable GAAP measures.

17.       Please revise your characterization of adjusted net income and adjusted EPS being “more representative” of earnings performance than the most directly comparable US GAAP measures. In this regard, the presentation of non-GAAP measures is meant to supplement not supplant US GAAP measures.

In response to the Staff’s comment, we will revise disclosures in our future filings beginning with our upcoming earnings release for our 2017 second quarter, to remove narrative references that suggest that adjusted net income and adjusted EPS could be viewed as “more representative” of earnings performance than the most directly comparable US GAAP measures.

18.       Please revise your reconciliations of adjusted net income and the corresponding per share amounts to separately present the tax effect of the adjustments in accordance with Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

In response to the Staff’s comment, in future filings, we will revise our reconciliations of adjusted net income and corresponding per share amounts to separately present the tax effect of any adjustments separately in accordance with Question 102.11 of the updated Non-GAAP Compliance and Disclosure interpretations issued on May 17, 2016.

*           *           *

Please do not hesitate to call me at (303) 515-5165 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses.

Very truly yours,

SUMMIT MATERIALS, INC.
SUMMIT MATERIALS, LLC

/s/ Brian J. Harris
Brian J. Harris
Chief Financial Officer

cc: Securities and Exchange Commission
Tracey Houser
Jeanne Baker

cc: Summit Materials, Inc.
Anne Lee Benedict
Brian Frantz